Form 40-F/A
Wi-LAN Inc.
filed 2011-05-10
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
AMENDMENT NO. 1

(Check One)

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________                       Commission file number: 001-35152

WI-LAN INC.
(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

11 Holland Avenue, Suite 608,
Ottawa, Ontario, Canada K1Y 4S1
(613) 688-4900
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g)
of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐              No ☑

 Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐              No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of Wi-LAN Inc. (the “Registrant”) is being filed to include certain additional exhibits. No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WI-LAN INC.

By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker
Title: Assistant General Counsel & Corporate Secretary

Date: May 10, 2011

EXHIBIT INDEX

Exhibit	Description

Annual Information
99.1*	Audited annual financial statements for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009, as amended
99.2*	Management’s discussion and analysis for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
99.3*	Annual information form for the year ended December 31, 2010
99.4*	Annual report for the year ended December 31, 2010

Shareholder Meeting Materials
99.5*	Management information circular dated March 18, 2011 (including notice of annual and special meeting of shareholders on April 27, 2011)
99.6*	Form of proxy for annual and special meeting of shareholders on April 27, 2011
99.7*	Voting instruction form for annual and special meeting of shareholders on April 27, 2011

News Releases
99.8*	News release dated April 15, 2011
99.9*	News release dated April 26, 2011

Consent
99.10*	Consent of PricewaterhouseCoopers LLP

Additional News Releases
99.11	News release dated January 20, 2010
99.12	News release dated May 6, 2010
99.13	News release dated August 10, 2010
99.14	News release dated September 21, 2010
99.15	News release dated November 9, 2010
99.16	News release dated December 22, 2010
99.17	News release dated December 31, 2010
99.18	News release dated January 14, 2011
99.19	News release dated January 18, 2011
99.20	News release dated January 19, 2011
99.21	News release dated January 20, 2011
99.22	News release dated January 27, 2011
99.23	News release dated January 31, 2011
99.24	News release dated April 27, 2011

* Previously filed