Form 40-F
period 2011-12-31
Wi-LAN Inc.
filed 2012-03-09
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission file number: 001-35152

WI-LAN INC.

(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 123,236,813 common shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒    No   ☐

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included or incorporated by reference in this Annual Report regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Report are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2011, which is filed as Exhibit 99.1 to this Annual Report. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Annual Report.

Any forward-looking statements and statements of “belief” represent the Company’s estimates based on information available at the time only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such exhibits. In preparing this Annual Report, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

While the CEO and CFO believes that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. Because of inherent limitations, a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2011, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that all of the members of the audit committee are “audit committee financial experts” as such term is defined in the General Instructions to the Form 40-F. Such members are John Gillberry; William Jenkins; and Richard Shorkey. All such persons are “independent”, as such term is defined under NASDAQ rules.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of the Company. Such code is available on the Company’s website at www.wi-lan.com.

All amendments to the Company’s Code of Business Conduct and Ethics, and all waivers of the Code with respect to any director, officer or employee of the Company, will be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of U.S. dollars for each of the fiscal year ended December 31, 2010 and December 31, 2011.

	Fiscal Year 2011	Fiscal Year 2010
Audit Fees (1)	$430	$118
Audit-Related Fees (2)	43	32
Tax Fees (3)	3	30
All Other Fees (4)	27	20

Total Fees Billed (5)	$503	$200

Notes:

(1) “Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP for professional services rendered by them for the audit of the Company’s annual financial statements and review of the MD&A and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fiscal 2011 fees billed by PricewaterhouseCoopers LLP for services provided by them relate to their review of the Company’s prospectuses and other filings in connection with the January 2011 bought deal financing ($18), the NASDAQ listing in June 2011 ($167) and the MOSAID Technologies Incorporated take-over bid launched in August 2011 ($158). Fiscal 2010 fees billed by PricewaterhouseCoopers LLP for services provided by them relate to their review of the Company’s prospectus and other filings in connection with its December 2010 bought deal financing ($54).

(2) “Audit-Related Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(3) “Tax Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and preparation of the Company’s annual income tax returns. Fiscal 2011 fees billed by PricewaterhouseCoopers LLP for services provided by them relate to the preparation of the Company’s annual income tax returns. Fiscal 2010 fees billed by PricewaterhouseCoopers LLP for services provided by them related to the preparation of the Company’s annual income tax returns.

(4) “All Other Fees” consist of fees billed by PricewaterhouseCoopers LLP for products and services other than Audit Fees, Audit Related Fees and Tax Fees. Fiscal 2011 fees billed by PricewaterhouseCoopers LLP for services provided by them relate to Canadian securities regulatory activities ($21). Fiscal 2010 fees billed by PricewaterhouseCoopers LLP for services provided by them related to responding to legal inquiries.

The Company’s audit committee approved all audit and non-audit services provided to the Company during the periods listed above.

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services. When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Company’s audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$230,080	$230,080	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	2,375	585	1,068	722	—
Purchase Obligations	7,647	2,458	5,189	—	—
Other Long-Term Liabilities Reflected on Balance Sheet	27,986	12,774	8,164	6,416	632

Total	$268,088	$245,897	$14,421	$7,138	$632

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with section 3(a)(58) of the Exchange Act. Its members are John Gillberry, William Jenkins and Richard Shorkey (Chair).

NASDAQ CORPORATE GOVERNANCE

The Company is a foreign private issuer whose common shares are listed on the NASDAQ Global Select Market. NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the shareholder quorum requirement under NASDAQ Rule 5620(c). The NASDAQ minimum quorum requirement under Rule 5620(c) for a shareholders meeting is 33 1/3% of the outstanding common shares. The Company’s bylaws currently provide that quorum for a shareholders meeting is met if at least two shareholders holding at least 10% of the Company’s outstanding common shares entitled to vote at the meeting are present (whether in person or represented by proxy).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Company shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WI-LAN INC.

By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker
Title: Vice-President, Corporate Legal & Corporate Secretary

Date: March 9, 2012

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2011

99.2	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2011 and the twelve month period ended December 31, 2010

99.3	Audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101	The following financial information from the Company’s audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statement of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements