Form 40-F
period 2012-12-31
Wi-LAN Inc.
filed 2013-03-08
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012	Commission file number: 001-35152

WI-LAN INC.

(Exact name of registrant as specified in its charter)

Canada	6794	98-0451743
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

11 Holland Avenue, Suite 608,

Ottawa, Ontario, Canada K1Y 4S1

(613) 688-4900

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036.7703

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,540,562 common shares.

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

All forward-looking statements and statements of “belief” contained in this Annual Report are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2012, which is filed as Exhibit 99.1 to this Annual Report. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Annual Report.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2012, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

While the CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. Because of inherent limitations, a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2012. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission and, based on that evaluation, we have concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

Auditors’ attestation report.

Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to an exemption for emerging growth companies under the Jumpstart Our Business Startups Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2012, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of the Company. Such code is available on the Company’s website at www.wilan.com.

All amendments to the Company’s Code of Business Conduct and Ethics, and all waivers of the Code with respect to any director, officer or employee of the Company, will be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of Canadian dollars for each of the fiscal year ended December 31, 2011 and December 31, 2012.

External Auditor Service Fees (1)

	Fiscal Year 2012	Fiscal Year 2011
Audit Fees (2)	$281	$451
Audit-Related Fees (3)	47	43
Tax Fees (4)	22	3
All Other Fees (5)	7	6

Total Fees Billed	$357	$503

Notes:

(1) All amounts in thousands of Canadian dollars.

(2) “Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP (“PwC”), WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements and review of the MD&A and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fiscal 2012 fees billed by PwC for services provided by them relate to their review of WiLAN’s internal controls ($79). Fiscal 2011 fees billed by PwC for services provided by them relate to their review of WiLAN’s prospectus and other filings in connection with the January 2011 bought deal financing ($18), the NASDAQ listing in June 2011 ($167) and the MOSAID take-over bid launched in August 2011 ($158).

(3) “Audit-related Fees” consist of the aggregate fees billed by PwC for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4) “Tax Fees” consist of the aggregate fees billed by PwC for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of the Company’s annual income tax returns. Fiscal 2012 fees billed by PwC for services provided by them relate to tax advice with respect to prior years’ tax filings. Fiscal 2011 fees billed by PwC for services provided by them related to tax advice with respect to prior years’ tax filings.

(5) “All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit Related Fees and Tax Fees.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	1,836	583	1,253
Purchase obligations	—	—	—	—	—
Other long term obligations	20,429	6,858	12,939	632	—

Total contractual obligations	$22,265	$7,441	$14,192	$632	$—

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
Name: Prashant R. Watchmaker
Title: Vice-President, Corporate Legal & Corporate Secretary

Date: March 8, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2012

99.2	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2012 and the twelve month period ended December 31, 2011

99.3	Audited annual financial statements for the twelve months ended December 31, 2012 and the twelve months ended December 31, 2011

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101	The following financial information from the Company’s audited annual financial statements for the twelve months ended December 31, 2012 and the twelve months ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Deficit; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; and (4) Notes to Consolidated Financial Statements