Form 40-F
period 2013-12-31
Wi-LAN Inc.
filed 2014-02-04
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013	Commission file number: 001-35152

WI-LAN INC.

(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

303 Terry Fox Drive, Suite 300,

Ottawa, Ontario, Canada K2K 3J1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 119,909,016 common shares.

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

Yes  ☒    No   ☐

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included or incorporated by reference in this Annual Report regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used herein, the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Report are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2013, which is filed as Exhibit 99.1 to this Annual Report. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Annual Report.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2013, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. Based on this evaluation, management has concluded that as at December 31, 2013, the Company’s internal control over financial reporting was effective.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal controls over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and, therefore, has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2013, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed(1) by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company for each of the fiscal year ended December 31, 2012 and December 31, 2013.

	Fiscal Year 2013	Fiscal Year 2012
Audit Fees (2)	$256	$281
Audit-Related Fees (3)	47	47
Tax Fees (4)	—	22
All Other Fees (5)	13	7

Total Fees Billed	$316	$357

Notes:

(1) All amounts (including in these notes) are in thousands of Canadian dollars.

(2) “Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP, the Company’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements, reading the Company’s MD&A, and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fiscal 2012 fees billed by PricewaterhouseCoopers LLP include services provided by them related to their review of the Company’s internal controls ($79).

(3) “Audit-Related Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4) “Tax Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of annual income tax returns. Fiscal 2012 fees billed by PricewaterhouseCoopers LLP for services provided by them related to tax advice with respect to prior years’ tax filings.

(5) “All Other Fees” consist of fees billed by PricewaterhouseCoopers LLP for products and services other than Audit Fees, Audit Related Fees and Tax Fees.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars). [NTD – Doug to update]

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	5,263	672	1,861	919	1,811
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet	67,076	25,194	37,669	4,213	632

Total	$72,339	$25,866	$39,530	$5,132	$1,811

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with section 3(a)(58) of the Exchange Act. Its members are John Gillberry, William Jenkins and Richard Shorkey (Chair).

MINE SAFETY DISCLOSURE

Not applicable.

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
Name: Prashant R. Watchmaker
Title: Vice-President, Corporate Legal & Corporate Secretary

Date: February 4, 2014

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2013

99.2	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2013 and the twelve month period ended December 31, 2012

99.3	Audited annual financial statements for the twelve months ended December 31, 2013 and the twelve months ended December 31, 2012

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101	The following financial information from the Company’s audited annual financial statements for the twelve months ended December 31, 2013 and the twelve months ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statement of Shareholders’ Equity; and (5) Notes to Consolidated Financial Statements