Form 40-F
period 2014-12-31
Wi-LAN Inc.
filed 2015-02-02
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission file number: 001-35152

Wi-LAN INC.

(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number (if applicable))	Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,247,647 common shares.

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

All forward-looking statements and statements of “belief” contained in this Annual Report are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2014, which is filed as Exhibit 99.1 to this Annual Report. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Annual Report.

Any forward-looking statements and statements of “belief” represent the Company’s estimates based on information available at the applicable time only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such exhibits.  In preparing this Annual Report, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2014, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. Based on this evaluation, management has concluded that as at December 31, 2014, the Company’s internal control over financial reporting was effective.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and, therefore, this Annual Report does not include an attestation report of the Company’s independent auditor on the effectiveness of its internal control over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2014, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of U.S. dollars for each of the fiscal years ended December 31, 2013 and December 31, 2014.

	Fiscal Year 2014	Fiscal Year 2013
Audit Fees (1)	$194	$248
Audit-Related Fees (2)	43	46
Tax Fees (3)	—	—
All Other Fees (4)	9	13
Total Fees Billed (5)	$246	$307

Notes:

(1)

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	4,349	667	1,608	830	1,244
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet	54,780	21,863	32,917	—	—
Total	59,129	22,530	34,525	830	1,244

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
Name: Prashant R. Watchmaker
Title: Vice-President, Corporate Legal & Corporate Secretary
Date: February 2, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2014

99.2	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2014 and the twelve month period ended December 31, 2013

99.3	Audited annual consolidated financial statements for the twelve months ended December 31, 2014 and the twelve months ended December 31, 2013

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101

The following financial information from the Company’s audited annual consolidated financial statements for the twelve months ended December 31, 2014 and the twelve months ended December 31, 2013, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (5) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements