Form 40-F/A
period 2014-12-31
Wi-LAN Inc.
filed 2015-02-10
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

Wi-LAN Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the “Original Filing”) filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 because the Original Filing inadvertently omitted the city and province location of the Company’s independent auditor, PricewaterhouseCoopers LLP, in the Independent Auditor’s Report contained in Exhibit 99.3 to the Original Filing. Consequently, the sole purpose of this Amendment No. 1 is to amend Exhibit 99.3 by refiling an amended Independent Auditor’s Report which includes the city and province location of the Company’s independent auditor.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit	Description

99.1 *	Annual information form for the year ended December 31, 2014

99.2 *	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2014 and the twelve month period ended December 31, 2013

99.3

Audited annual consolidated financial statements for the twelve months ended December 31, 2014 and the twelve months ended December 31, 2013 (previously filed except that the amended Independent Auditor’s Report is filed herewith)

99.4 *	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5 *	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8 *	Consent of PricewaterhouseCoopers LLP

99.9	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.10	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

101 *

The following financial information from the Company’s audited annual consolidated financial statements for the twelve months ended December 31, 2014 and the twelve months ended December 31, 2013, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (5) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements

* Previously Filed.

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
Date: February 10, 2015