Form 40-F/A
period 2014-12-31
Wi-LAN Inc.
filed 2015-08-13
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

The Company is filing this Amendment No. 2 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the “Original Filing”) filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 because the Original Filing inadvertently omitted references to the definition of internal control over financial reporting in the certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Exchange Act contained in Exhibit 99.4 and Exhibit 99.5, respectively, to the Original Filing. Consequently, the sole purpose of this Amendment No. 2 is to amend Exhibit 99.4 and Exhibit 99.5 by refiling amended certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Exchange Act only to include the references to the definition of internal control over financial reporting.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit	Description

99.1 *	Annual information form for the year ended December 31, 2014

99.2 *	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2014 and the twelve month period ended December 31, 2013

99.3 *

Audited annual consolidated financial statements for the twelve months ended December 31, 2014 and the twelve months ended December 31, 2013 (previously filed except that the amended Independent Auditor’s Report is filed herewith)

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8 *	Consent of PricewaterhouseCoopers LLP

99.9 *	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.10 *	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

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
Name: Prashant R. Watchmaker
Title: Senior Vice-President, General Corporate Counsel & Corporate Secretary
Date: August 13, 2015