Form 40-F
period 2016-12-31
Wi-LAN Inc.
filed 2017-02-10
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,572,181 common shares.

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

All forward-looking statements and statements of “belief” contained in this Annual Report are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2016, which is filed as Exhibit 99.1 to this Annual Report. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Annual Report.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2016, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016. Based on this evaluation, management has concluded that as at December 31, 2016, the Company’s internal control over financial reporting was effective.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2016, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that all of the members of the audit committee are “audit committee financial experts” as such term is defined in the General Instructions to the Form 40-F.  Such members are Roxanne Anderson; John Gillberry; and Richard Shorkey.  All such persons are “independent”, as such term is defined under NASDAQ rules.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of U.S. dollars for each of the fiscal years ended December 31, 2016 and December 31, 2015.

	Fiscal Year 2016	Fiscal Year 2015
Audit Fees (1)	$130	$97
Audit-Related Fees (2)	36	37
Tax Fees (3)	-	-
All Other Fees (4)	7	8
Total Fees Billed	$173	$142

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2016 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$-	$-	$-	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	3,151	652	1,423	717	358
Purchase obligations	-	-	-	-	-
Other long term obligations	24,354	11,141	13,213	-	-
Total contractual obligations	$27,505	$11,793	$14,636	$717	$358

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with section 3(a)(58) of the Exchange Act.  Its members are Roxanne Anderson, John Gillberry, and Richard Shorkey (Chair).

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
Name: Prashant R. Watchmaker
Title: Senior Vice-President, General Corporate Counsel & Secretary
Date: February 10, 2017

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2016

99.2	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2016 and the twelve month period ended December 31, 2015

99.3	Audited annual consolidated financial statements for the twelve months ended December 31, 2016 and the twelve months ended December 31, 2015

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101

The following financial information from the Company’s audited annual consolidated financial statements for the twelve months ended December 31, 2016 and the twelve months ended December 31, 2015, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (5) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements