Form 40-F/A
period 2016-12-31
Quarterhill Inc.
filed 2017-12-07
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Commission file number: 001-35152

QUARTERHILL INC.

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

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.        ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to tis Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Quarterhill Inc. (formerly, Wi-LAN Inc.) (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2016 (the “Original Filing”) filed with the United States Securities and Exchange Commission on February 10, 2017 because the Original Filing inadvertently omitted references to the definition of internal control over financial reporting in the certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Exchange Act contained in Exhibit 99.4 and Exhibit 99.5, respectively, to the Original Filing. Consequently, the sole purpose of this Amendment No. 1 is to amend Exhibit 99.4 and Exhibit 99.5 by refiling amended certifications of the Registrant’s current Interim Chief Executive Officer and current Interim Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Exchange Act only to include the references to the definition of internal control over financial reporting.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit	Description

99.1 *	Annual information form for the year ended December 31, 2016

99.2 *	Management’s discussion and analysis of financial condition and results of operations for the twelve month period ended December 31, 2016 and the twelve month period ended December 31, 2015

99.3 *	Audited annual consolidated financial statements for the twelve months ended December 31, 2016 and the twelve months ended December 31, 2015

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8 *	Consent of PricewaterhouseCoopers LLP

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

QUARTERHILL INC.

By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker
Title: Senior Vice-President & General Counsel
Date: December 7, 2017