Form 40-F
period 2017-12-31
Quarterhill Inc.
filed 2018-03-01
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number: 001-35152

QUARTERHILL INC.

(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number (if applicable))	Identification Number (if applicable))

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

Copies of all correspondence should be sent to:

Prashant Watchmaker

Senior Vice President and General Counsel

Quarterhill Inc.

300-303 Terry Fix Drive

Ottawa, Ontario, Canada K2K 3J1

Tel: (613) 688-4331

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,658,249 common shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.        ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

FORWARD-LOOKING STATEMENTS

From time to time, Quarterhill Inc. (“Quarterhill” or the “Company”) may make written or oral forward-looking statements within the meaning of certain Canadian and/or US securities laws, including the “safe harbor” provisions of the U.S. Private Securities Litigation Act of 1995 and applicable Canadian securities legislation. The Company may make forward-looking statements in this Annual Report, in other filings with Canadian securities regulators or with the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications.

Forward-looking statements in this Annual Report include, without limitation, statements relating to Quarterhill’s financial performance objectives, vision and strategic goals and the outlook and priorities for the Company’s businesses. The forward-looking information contained in this Annual Report is presented to assist readers in understanding Quarterhill’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Company’s financial performance objectives, vision and strategic goals, and may not be appropriate for any other purposes. Forward-looking statements are sometimes identified by words such as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “forecast”, “goal”, “intend”, “plan”, “project” and similar expressions of future or conditional verbs such as “will”, “may”, “could”, “should” or “would”. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any assumptions underlying those statements or information, are all forward-looking.

The forward-looking statements in this Annual Report are based on management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes may be appropriate in the circumstances.

By their very nature, forward-looking statements require Quarterhill to make assumptions and are subject to inherent risks (including those which may arise in the future), uncertainties and other factors, all of which give rise to the possibility that the Company’s predictions, forecasts, projections, expectations and/or conclusions may not prove to be accurate, that Quarterhill’s assumptions may not be correct and/or that the Company’s financial performance objectives, vision and strategic goals will not be achieved. Quarterhill cautions readers not to place undue reliance on these forward-looking statements as a number of risk factors could cause the Company’s actual results to differ materially from the expectations contained in those statements. These risk factors, many of which are beyond Quarterhill’s control and effects of which can be difficult to predict, include the factors more fully described under the heading “Risk Factors” in the Company’s March 1, 2018 Annual Information Form for the fiscal year ended December 31, 2017.

Quarterhill also cautions that the list of risk factors referenced above is not exhaustive and other factors could also adversely affect its results. If relying on any of the Company’s forward-looking statements to make decisions with respect to the Quarterhill or its common shares, investors and others should carefully consider the risk factors referenced above and other uncertainties and potential events. Except as required by law, the Company does not undertake to update any forward-looking statement, whether written or oral, that Quarterhill may make from time to time or that may be made on the Company’s behalf.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2017, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2017. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2017.

We have excluded International Road Dynamics Inc. and VIZIYA Corp. from our assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by the Company in a purchase business combination during 2017.  International Road Dynamics Inc. and VIZIYA Corp. are wholly-owned subsidiaries whose total assets and total revenues represent 34% and 25%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Quarterhill’s 2017 Audited Consolidated Financial Statements, and is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2017, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that all of the members of the audit committee are “audit committee financial experts” as such term is defined in the General Instructions to the Form 40-F.  Such members are Roxanne Anderson; Ian McKinnon; and Richard Shorkey.  All such persons are “independent”, as such term is defined under NASDAQ rules.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of the Company.  Such code is available on the Company’s website at www.Quarterhill.com.

All amendments to the Company’s Code of Business Conduct and Ethics, and all waivers of the Code with respect to any director, officer or employee of the Company, will be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of U.S. dollars for each of the fiscal years ended December 31, 2017 and December 31, 2016.

	Fiscal Year 2017	Fiscal Year 2016
Audit Fees (1)	$484	$130
Audit-Related Fees (2)	71	36
Tax Fees (3)	-	-
All Other Fees (4)	259	7
Total Fees Billed	$814	$173

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

(4)

“All Other Fees” consist of fees billed by PricewaterhouseCoopers LLP for acquisition due diligence assistance services and products and services other than Audit Fees, Audit Related Fees and Tax Fees.

The Company’s audit committee approved all audit and non-audit services provided to the Company during the periods listed above.

The following describes Quarterhill’s policy relating to the engagement of the external auditors for the provision of non-audit services. When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by Quarterhill’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: acquisition due diligence services, advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Company’s audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2017 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$516	$115	$401	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	5,957	1,238	2,206	1,923	590
Purchase obligations	-	-	-	-	-
Other long-term obligations	4,167	4,167	-	-	-
Total contractual obligations	$10,640	$5,520	$2,607	$1,923	$590

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with section 3(a)(58) of the Exchange Act.  Its members are Roxanne Anderson, Ian McKinnon, and Richard Shorkey (Chair).

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

QUARTERHILL INC.

By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker
Title: Senior Vice-President, Counsel
Date: March 1, 2018

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2017

99.2	Management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2017 and 2016

99.3	2017 Audited Consolidated Financial Statements

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101

The following financial information from the Company’s audited annual consolidated financial statements for the twelve months ended December 31, 2017 and the twelve months ended December 31, 2016, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (5) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements