Form 40-F
period 2018-12-31
Quarterhill Inc.
filed 2019-02-28
CIK 1518419

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission file number: 001-35152

QUARTERHILL INC.

(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number (if applicable))	Identification Number (if applicable))

30 Duke Street, Suite 604,
Kitchener, Ontario, Canada N2H 3W5
(226) 688-4900
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware 19808

(302) 636-5400
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Copies of all correspondence should be sent to:

Prashant Watchmaker

Senior Vice President and General Counsel

Quarterhill Inc.

300-303 Terry Fox Drive

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,817,466 common shares.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

By their very nature, forward-looking statements require Quarterhill to make assumptions and are subject to inherent risks (including those which may arise in the future), uncertainties and other factors, all of which give rise to the possibility that the Company’s predictions, forecasts, projections, expectations and/or conclusions may not prove to be accurate, that Quarterhill’s assumptions may not be correct and/or that the Company’s financial performance objectives, vision and strategic goals will not be achieved. Quarterhill cautions readers not to place undue reliance on these forward-looking statements as a number of risk factors could cause the Company’s actual results to differ materially from the expectations contained in those statements. These risk factors, many of which are beyond Quarterhill’s control and effects of which can be difficult to predict, include the factors more fully described under the heading “Risk Factors” in the Company’s February 28, 2019 Annual Information Form for the fiscal year ended December 31, 2018.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2018, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2018. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2018.

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies Quarterhill’s 2018 Audited Consolidated Financial Statements and is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2018, no changes occurred in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company (the "Board") has a separately designated standing audit committee (the "Audit Committee"). The Board has appointed three independent directors, Richard J. Shorkey (Chair), Roxanne Anderson and W. Paul McCarten, to the Audit Committee. The Board has determined that each of Richard J. Shorkey, the Chair of the Audit Committee, and Roxanne Anderson is qualified as an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. The Board has further determined that all members of the Audit Committee are "independent" within the meaning of applicable Commission regulations and Nasdaq rules.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information on the fees billed by the Company’s external auditor, PricewaterhouseCoopers LLP, to the Company in thousands of U.S. dollars for each of the fiscal years ended December 31, 2018 and December 31, 2017.

	Fiscal Year 2018	Fiscal Year 2017
Audit Fees (1)	$317	$484
Audit-Related Fees (2)	57	71
Tax Fees (3)	-	-
All Other Fees (4)	6	259
Total Fees Billed	$380	$814

Notes:

(1)

“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP, the Company’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements, the Company’s internal control over financial reporting, reading the Company’s MD&A, and related services that are normally provided by them in connection with statutory and regulatory filings or engagements.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$472	$299	$173	$-		$-
Capital lease obligations	-	-	-	-		-
Operating leases	4,533	1,142	1,948	1,407	-	-
Purchase obligations	-	-	-	-		-
Other long-term obligations	-	-	-	-		-
Total contractual obligations	$5,005	$1,441	$2,157	$1,407		$-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with section 3(a)(58) of the Exchange Act.  Its members are Roxanne Anderson, Paul McCarten, and Richard Shorkey (Chair).

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
Name: Prashant R. Watchmaker
Title: Senior Vice-President, Counsel
Date: February 28, 2019

EXHIBIT INDEX

Exhibit	Description

99.1	Annual information form for the year ended December 31, 2018

99.2	Management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2018 and 2017

99.3	2018 Audited Consolidated Financial Statements

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP

101

The following financial information from the Company’s audited annual consolidated financial statements for the twelve months ended December 31, 2018 and the twelve months ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (5) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements